SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                      October                       , 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: October 27, 2005

	By:	"S.A. FISH"
(Signature)

S.A. FISH, Vice President
(Name and Title)

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

Third Quarter Results, October 25, 2005

TOTAL COMPANY EARNINGS
Shell Canada Limited earnings for the third quarter of 2005 were $457 million, up $6 million from $451 million for the same period in 2004. Continuing strong commodity prices and refining margins contributed to the results. The impact of the Company’s Long Term Incentive Plan (LTIP) resulted in an $83 million charge to earnings due to strong appreciation in the share price during the quarter. Third-quarter results included favourable after-tax benefits related to prior year tax adjustments of $41 million in 2005 and $55 million in 2004.

Earnings for the first nine months of 2005 were $1,400 million compared with $1,104 million for the corresponding period in 2004 as stronger commodity prices and refining margins compensated for higher costs. After-tax LTIP charges of $146 million for the first nine months of 2005 were more than offset by the use of non-capital losses available to the Company in 2005 and by additional proceeds from insurance settlements to those in 2004.

SCL - 1

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

EXPLORATION & PRODUCTION

Exploration & Production earnings in the third quarter of 2005 were $157 million compared with earnings of $129 million reported for the same period in 2004. The gains from strong commodity prices were partially offset by lower volumes. Expenses in the quarter included an after-tax charge of $24 million related to the LTIP. Exploration expenses were in line with expenditures incurred in the same quarter of 2004, while pre-development costs increased by $7 million after-tax. In the quarter, a favourable tax adjustment of $17 million and a favourable insurance settlement of $12 million after-tax were recorded.

Exploration & Production earnings for the first nine months of 2005 were $402 million compared with $376 million for the same period in 2004, due to strong commodity prices offset by lower volumes and increased costs. Results in 2005 reflect favourable tax adjustments of $39 million and an insurance settlement of $12 million, offset by an after-tax charge of $42 million related to the LTIP.

The Sable Offshore Energy Project natural gas volumes were higher in the third quarter of 2005 compared with the third quarter of 2004 and the second quarter of 2005 due to increased production from the South Venture field. Natural gas production volumes in Western Canada were lower in the third quarter of 2005 than in the same period of 2004 due to normal field decline and operational issues. The Tay River well, which started production in the second quarter of 2005, was re-tubed during September and came back on stream October 18, 2005. The increased tubing size is expected to increase well production to more than 50 million cubic feet per day from 30 million cubic feet per day. While the Company expects Western Canada production to increase in the fourth quarter, a scheduled outage at the Jumping Pound facility will partly offset the improvement. This will include the installation of an additional unit to increase sulphur recovery rates.

Peace River volumes for the third quarter of 2005 increased from the prior quarter and were in line with production levels for the same period of 2004. Drilling of two additional well pads began in the third quarter and the resulting new production is expected to come on stream in late 2006.

The proponents of the Mackenzie Gas Project (MGP) have been working diligently to resolve certain areas critical to the project in advance of the public hearings phase of the proposed project. Progress has been made in all key areas, with some having been largely resolved. However benefits and access agreements have not been concluded and the fiscal framework for the project has not been agreed with governments. The regulators will be advised in November 2005 of the MGP's decision on whether or not to proceed with a public hearing.

Exploration drilling has yielded encouraging results for the Company’s basin centered gas (BCG) program and a multi-rig program is planned for the upcoming winter drilling season. Pending access to third-party processing facilities, initial production from existing wells is expected in the fourth quarter of 2005. Infrastructure options are being evaluated for additional BCG production over the longer-term, including a possible new gas plant. The Company is currently working through the public and industry consultation process.

OIL SANDS

Oil Sands achieved earnings of $227 million in the third quarter of 2005 compared with $173 million for the corresponding period in 2004. The increase was mainly due to higher prices and volumes, offset in part by increased unit costs. Earnings in the third quarter of 2005 include an after-tax charge of $14 million related to the Company’s LTIP. Third-quarter 2004 earnings included a $21 million contribution from a prior year tax adjustment. After adjusting for an $82 million insurance settlement in the second quarter, earnings in the third quarter of 2005 were up 25 per cent from the prior quarter. This was the result of higher prices and volumes offsetting increased costs.

SCL - 2

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Oil Sands earnings for the first nine months of 2005 were $594 million, up significantly from $365 million for the same period in 2004 as higher prices and volumes more than offset increased costs. Higher proceeds from insurance settlements in 2005 also contributed to the earnings increase.

In the third quarter of 2005, underlying commodity prices and the average synthetic crude oil price were significantly stronger than in the prior quarter and the same period last year. Heavy oil market differentials narrowed somewhat during the third quarter but remained much wider than those experienced in the third quarter of 2004. The average synthetic crude oil price differential relative to Edmonton light crude improved by about $1.35 per barrel from the second quarter of 2005 but was almost $3.00 per barrel wider than in the third quarter of last year.

The Company’s share of bitumen production in the third quarter of 2005 averaged 99,100 barrels per day (bbls/d) compared with 92,500 bbls/d for the same period of 2004. Total bitumen production in the third quarter of 2005 averaged 165,100 bbls/d, a new quarterly production record even with the planned maintenance work undertaken and completed during September. Bitumen production was often well above the design rate during the quarter, at times prompting the blending and sale of additional heavy product at the upgrader. Total bitumen production for the first nine months of 2005 averaged 153,800 bbls/d, approaching the calendar day design rate of 155,000 bbls/d.

Unit cash operating costs in the third quarter of 2005 were $24.25 per barrel. This was up $3.79 per barrel from the preceding quarter and up $5.47 per barrel versus the corresponding period last year due mainly to LTIP charges, planned maintenance costs and increased energy costs. Higher natural gas and LTIP costs accounted for more than 75 per cent of the year-over-year increase. Improvements in unit cash operating costs related to higher reliability and production are being offset by increased costs for energy, materials and services in the current high commodity price environment. With West Texas Intermediate crude oil prices in a range of $40 to $60 per barrel, unit cash operating costs (excluding LTIP and major maintenance costs) are targeted to range from $16 to $20 per barrel.

During the third quarter, the Company’s investment in Oil Sands continued with the acquisition of additional oil sands leases with mining potential in the Athabasca area. Four leases were acquired through Alberta Crown land sales with a combined area of 18,560 hectares for a total value of $72 million. This included Leases 351 and 352 acquired at the August 24th land sale and Leases 631 and 632 at the September 21st sale.

OIL PRODUCTS

Oil Products earnings for the third quarter were $81 million compared with $114 million for the same period in 2004. This decrease was primarily related to maintenance activities at the Montreal East and Scotford refineries. An after-tax LTIP charge of $25 million in the third quarter was offset by a prior year tax adjustment of $25 million. Third-quarter 2004 earnings included a favourable prior year tax adjustment of $11 million and after-tax provision for the loyalty program of $23 million.

A previously announced planned turnaround at the Scotford Refinery near Edmonton was completed at the end of September and the refinery resumed operations in the first week of October. At the Montreal East Refinery, unplanned maintenance work on a compressor in a hydro-cracker unit resulted in reduced throughputs and higher black oil yields. Work on this compressor is expected to be completed by late October.

The quarter was marked by supply disruptions and unprecedented volatility in fuel prices in North America following hurricanes Katrina and Rita. Nevertheless the Company was able to ensure a reliable supply to customers at competitive prices. Market factors also compounded the impact of maintenance activities during the third quarter. While light oil refining margins remained strong, black oil and benzene margins were below those realized earlier in the year. It was also necessary to purchase additional supplies of gasoline at high spot prices to meet customer needs and marketing margins continued to be severely compressed for most of the third quarter. As a result, the Company was unable to take full advantage of the strong market for light oils.

SCL - 3

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Operating expenses rose in the third quarter of 2005 compared with the same period in 2004. The increase was due to higher costs associated with the maintenance and turnaround activities at the refineries, increased costs associated with price sensitive items and LTIP charges.

Oil Products earnings for the first nine months of 2005 were $332 million compared with $342 million for the same period in 2004. Improved refinery yield and margins, sales volumes and larger favourable tax adjustments were partially offset by higher costs. Operating expenses rose over the same period last year mainly due to the LTIP charges of $45 million, higher advertising expenses for the launch of Shell V-PowerTM   gasoline, and higher refinery turnaround and maintenance costs. The launch of Shell V-PowerTM gasoline in June of 2005 continues to have a positive impact on the retail business with increased sales of premium gasoline in the third quarter of 2005 compared with the previous 12-month trend.

CORPORATE

Corporate earnings for the third quarter of 2005 were negative $8 million compared with earnings of $35 million for the corresponding period in 2004. Third-quarter earnings included a $20 million after-tax charge related to the LTIP. The corresponding quarter in 2004 included a $23 million benefit from a prior year tax adjustment.

Corporate earnings for the first nine months of 2005 were $72 million compared with earnings of $21 million for the same period in 2004. In 2005, results were improved by the use of non-capital losses totalling $99 million and negatively impacted by the after-tax LTIP charge of $35 million. In 2004, the prior year tax assessments increased the nine-month corporate earnings.

CASH FLOW AND FINANCING

In the third quarter of 2005 and for the comparative periods, the Company has reflected certain exploration expenses as a reduction of cash flow from operations. These expenses were previously reflected as investing activities in the consolidated statement of cash flow. The impact for the nine-month period of 2005 is a reduction of cash flow from operations of $67 million (2004 - $54 million) and, in the third quarter of 2005, a reduction of cash flow from operations of $30 million (2004 - $18 million).

Cash flow from operations was $686 million for the third quarter of 2005 and a record $2,126 million for the first nine months of 2005. This represents an increase of $37 million over the same quarter last year, and $434 million higher than for the corresponding nine-month period in 2004. This increase is largely attributable to higher commodity prices.

During the third quarter, the remaining $150 million balance under the accounts receivable securitization program was reduced to zero and the Company elected to terminate the program. Significant cash generation also allowed for the reduction of $284 million in medium-term debt as well as accounts receivable securitization in the first nine months of 2005. Corporate debt at the end of the third quarter is now limited to the $217 million for the mobile equipment lease.

Capital, exploration and pre-development expenditures for the third quarter were $410 million and $1,006 million for the first nine months of 2005. This compares with $294 million and $626 million for the same periods in 2004 respectively. The main drivers for this increase were expenditures on the ultra-low-sulphur diesel projects and higher exploration expenditures related to the BCG program. Total capital expenditures for the year are expected to be approximately 10 per cent below the original capital expenditure plan of $1.8 billion for 2005. Plans to capitalize a lease arrangement for large mobile equipment at the Muskeg River mine were not implemented, accounting for the majority of this change.

TMTrademark of Shell Canada Limited. Used under licence by Shell Canada Products.

SCL - 4

MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

Dividends paid in the third quarter were $0.09 per common share totalling $74 million. This reflected an eight per cent increase over the dividend per share paid in the second quarter. In the first nine months of 2005, the Company paid $211 million in dividends on its common shares.

The third-quarter-end cash balance of $484 million has been invested in short-term money market investments.

OUTSTANDING SHARES

At October 15, 2005, the Company had 825,074,112 common shares and 100 preference shares outstanding (July 15, 2005 - 824,992,312 common shares and 100 preference shares) and there were 21,544,416 employee stock options outstanding, of which 10,163,103 were exercisable or could be surrendered to exercise an attached share appreciation right (July 15, 2005 - 22,340,611 outstanding and 10,939,801 exercisable).

ADDITIONAL INFORMATION

Additional information relating to Shell Canada Limited filed with Canadian and U.S. securities regulatory authorities, including the Annual Information Form and Form 40-F, can be found online under the Company’s profile at www.sedar.com and www.sec.gov.

This document contains “forward-looking statements” based upon current expectations, estimates and projections of future production, project startup and future capital spending. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures of other companies. The Company includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Company.

SCL - 5

	Third Quarter		Nine Months
($ millions, except as noted) (unaudited)	2005	2004	2005	2004

Earnings	457	451	1 400	1 104
Revenues	3 956	3 058	10 351	8 212
Cash flow from operations[1] (Note 3)	686	649	2 126	1 692
Return on average common shareholders' equity (%)	-	-	22.4	21.8
Per common share (dollars) (Note 4)
Earnings - basic (Note 5)	0.55	0.55	1.70	1.34
Earnings - diluted (Note 5)	0.55	0.54	1.68	1.33
Dividends paid	0.090	0.083	0.257	0.230

Results by Segment
Earnings
Exploration & Production	157	129	402	376
Oil Sands	227	173	594	365
Oil Products	81	114	332	342
Corporate	(8)	35	72	21
Total	457	451	1 400	1 104
Revenues
Exploration & Production	670	559	1 777	1 616
Oil Sands	873	625	2 293	1 627
Oil Products	2 952	2 308	7 794	6 155
Corporate	30	32	61	51
Inter-segment sales	(569)	(466)	( 1 574)	( 1 237)
Total	3 956	3 058	10 351	8 212
Cash flow from operations[1] (Note 3)
Exploration & Production	255	221	689	654
Oil Sands	402	262	1 030	614
Oil Products	50	127	315	399
Corporate	(21)	39	92	25
Total	686	649	2 126	1 692
Capital, exploration and predevelopment expenditures (Note 3)
Exploration & Production	155	125	524	323
Oil Sands	113	87	183	141
Oil Products	139	79	293	155
Corporate	3	3	6	7
Total	410	294	1 006	626
Return on average capital employed (%)[2]
Exploration & Production	-	-	25.6	28.4
Oil Sands	-	-	22.0	12.6
Oil Products	-	-	19.6	18.4
Total	-	-	21.6	19.3

SCL - 6

	Third Quarter		Nine Months
(unaudited)	2005	2004	2005	2004

EXPLORATION & PRODUCTION

Production
Natural gas (mmcf/d)
Western Canada natural gas	393	416	389	415
Sable natural gas	124	118	118	129
Total natural gas - gross	517	534	507	544
- net	412	447	408	450

Ethane, propane and butane (bbls/d) - gross	21 900	26 500	23 200	24 900
- net	17 300	20 800	18 600	19 800

Condensate (bbls/d) - gross	15 400	15 400	15 100	15 200
- net	12 200	11 800	11 700	11 800

Bitumen (bbls/d) - gross	11 400	11 300	9 000	8 600
- net	11 200	11 200	8 800	8 500

Sulphur (tons/d) - gross	5 300	5 600	5 200	5 600
- net	4 600	5 400	4 700	4 900

Sales[3] - gross
Natural gas (mmcf/d)	523	536	506	541
Ethane, propane and butane (bbls/d)	34 500	46 700	37 100	43 800
Condensate (bbls/d)	13 600	18 400	18 700	19 100
Bitumen products (bbls/d)	15 200	14 900	11 600	12 100
Sulphur (tons/d)	11 300	10 200	11 500	10 800

OIL SANDS

Production
Bitumen (bbls/d) - gross	99 100	92 500	92 300	86 400
- net	98 100	91 600	91 400	85 600

Sales[3]
Synthetic crude sales excluding blend stocks (bbls/d)	101 100	93 500	95 000	88 500
Purchased upgrader blend stocks (bbls/d)	34 300	38 900	35 100	38 400
Total synthetic crude sales (bbls/d)	135 400	132 400	130 100	126 900

Unit Costs [4]

Cash operating cost - excluding natural gas ($/bbl)	17.79	14.16	17.23	15.28
Cash operating cost - natural gas ($/bbl)	6.46	4.62	5.65	5.37
Total cash operating cost ($/bbl)	24.25	18.78	22.88	20.65
Depreciation, depletion and amortization ($/bbl)	5.69	4.92	6.02	5.03
Total unit cost ($/bbl)	29.94	23.70	28.90	25.68

SCL - 7

OPERATING HIGHLIGHTS (continued)

	Third Quarter		Nine Months
(unaudited)	2005	2004	2005	2004

OIL PRODUCTS

Sales[3]
Gasolines (m3/d)	21 500	21 800	21 100	20 700
Middle distillates (m3/d)	20 400	19 200	20 400	18 800
Other products (m3/d)	7 800	8 600	7 000	7 100
Total Oil Products sales (m3/d)	49 700	49 600	48 500	46 600

Crude oil processed by Shell refineries (m3/d)[5]	45 100	48 400	46 100	44 500

Refinery utilization (per cent)[6]	87	93	89	88

Earnings per litre (cents)[7]	1.8	2.5	2.5	2.7

Prices
Natural gas average plant gate netback price ($/mcf)	7.98	6.24	7.09	6.41

Ethane, propane and butane average field gate price ($/bbl)	33.63	28.70	31.15	27.45

Condensate average field gate price ($/bbl)	72.98	51.94	66.22	48.62

Synthetic crude average plant gate price ($/bbl)	66.37	48.95	57.77	44.71

SCL - 8

FINANCIAL AND OPERATING HIGHLIGHTS (unaudited)

Non-GAAP Measures

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures for other companies. The Corporation includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Corporation.

Definitions

[1] Cash flow from operations is a non-GAAP measure and is defined as cash flow from operating activities before movement in working capital and operating activities.

2 ROACE is a non-GAAP measure and is defined as the last four quarters’ earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preferred shares, long-term debt and short-term borrowings.

[3] Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

[4] Total unit cost, including unit cash operating and unit depreciation, depletion and amortization (DD&A) costs, for Oil Sands is a non-GAAP measure. Unit cash operating cost for Oil Sands is defined as: operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. Cash cost items included in COGS are $132 million in the first nine months of 2005 and $48 million in the third quarter of 2005.

Unit DD&A cost for Oil Sands is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which are being written off over the first three years of the project life (2003-2005), and account for $1.67 per barrel of the total unit DD&A cost in the first nine months of 2005, $1.55 per barrel in the third quarter of 2005.

[5] Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

[6] Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[7] Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

SCL - 9

	Third Quarter		Nine Months
($ millions, except as noted) (unaudited)	2005	2004	2005	2004

Revenues
Sales and other operating revenues	3 925	3 042	10 146	8 136
Dividends, interest and other income	31	16	205	76
Total revenues	3 956	3 058	10 351	8 212
Expenses
Cost of goods sold	2 269	1 654	5 703	4 293
Operating, selling and general	694	483	1 756	1 402
Transportation	82	72	247	231
Exploration and predevelopment	59	47	147	130
Depreciation, depletion, amortization and retirements	203	179	566	526
Interest on long-term debt	2	4	6	14
Other interest and financing charges	1	2	3	8
Total expenses	3 310	2 441	8 428	6 604
Earnings
Earnings before income tax	646	617	1 923	1 608
Current income tax	190	179	441	532
Future income tax	(1)	(13)	82	(28)
Total income tax	189	166	523	504
Earnings	457	451	1 400	1 104
Per common share (dollars) (Notes 4 and 5)
Earnings - basic	0.55	0.55	1.70	1.34
Earnings - diluted	0.55	0.54	1.68	1.33
Common shares outstanding (millions - weighted average)	825	825	825	825
Retained Earnings
Balance at beginning of period	6 784	5 556	6 011	5 045
Earnings	457	451	1 400	1 104
	7 241	6 007	7 411	6 149
Common shares buy-back (Note 7)	-	15	33	36
Dividends	74	69	211	190
Balance at end of period	7 167	5 923	7 167	5 923

SCL - 10

	Third Quarter		Nine Months
($ millions) (unaudited)	2005	2004	2005	2004

Cash from Operating Activities
Earnings	457	451	1 400	1 104
Exploration and predevelopment (Note 3)	29	29	80	76
Non-cash items
Depreciation, depletion, amortization and retirements	203	179	566	526
Future income tax	(1)	(13)	82	(28)
Other items	(2)	3	(2)	14
Cash flow from operations	686	649	2 126	1 692
Movement in working capital and operating activities
Accounts receivable securitization program (Note 8)	(150)	(65)	(150)	(431)
Other working capital and operating items	95	153	(260)	102
	631	737	1 716	1 363
Cash Invested
Capital, exploration and predevelopment expenditures (Note 3)	(410)	(294)	( 1 006)	(626)
Movement in working capital from investing activities	40	24	16	(15)
Capital expenditures and movement in working capital	(370)	(270)	(990)	(641)
Proceeds on disposal of properties, plant and equipment	-	-	5	2
Investments and other	-	1	-	(1)
	(370)	(269)	(985)	(640)
Cash from Financing Activities
Common shares buy-back (Note 7)	-	(16)	(34)	(37)
Proceeds from exercise of common share stock options	2	10	6	29
Dividends paid	(74)	(69)	(211)	(190)
Long-term debt and other	(1)	(249)	(135)	(362)
Short-term financing	-	(136)	-	(149)
	(73)	(460)	(374)	(709)
Increase in cash	188	8	357	14
Cash at beginning of period	296	6	127	-
Cash at September 30[1]	484	14	484	14

Supplemental disclosure of cash flow information
Dividends received	3	5	10	10
Interest received	4	8	34	25
Interest paid	3	7	10	24
Income tax paid	124	52	560	259

[1]Cash comprises cash and highly liquid short-term investments.

SCL - 11

($ millions) (unaudited)	September 30,	December. 31,
	2005	2004
Assets
Current assets
Cash and short-term investments	484	127
Accounts receivable	1 747	1 213
Inventories
Crude oil, products and merchandise	611	501
Materials and supplies	89	83
Prepaid expenses	103	85
Future income tax	346	314
	3 380	2 323
Investments, long-term receivables and other	657	549
Properties, plant and equipment (Note 2)	8 573	8 034
Total assets	12 610	10 906
Liabilities
Current liabilities
Accounts payable, accrued liabilities and other	1 965	1 683
Income and other taxes payable	571	657
Current portion of asset retirement and other long-term obligations	34	35
Current portion of long-term debt	1	136
	2 571	2 511
Asset retirement and other long-term obligations	460	417
Long-term debt (Note 2)	217	1
Future income tax	1 672	1 448
Total liabilities	4 920	4 377
Shareholders' Equity
Capital stock
100 4% preference shares	1	1
825 074 112 common shares (2004 - 825 727 686)	522	517
Retained earnings	7 167	6 011
Total shareholders' equity	7 690	6 529
Total liabilities and shareholders' equity	12 610	10 906

Clive Mather                             Kerry L. Hawkins
Director                                Director
SCL - 12

	Third Quarter

			Exploration
	Total		& Production		Oil Sands		Oil Products		Corporate
($ millions) (unaudited)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Revenues
Sales and other operating revenues	3 925	3 042	602	544	453	278	2 844	2 196	26	24
Inter-segment sales	-	-	46	12	420	347	103	107	-	-
Dividends, interest and other income	31	16	22	3	-	-	5	5	4	8
Total revenues	3 956	3 058	670	559	873	625	2 952	2 308	30	32
Expenses
Cost of goods sold	2 269	1 654	-	-	216	158	2 060	1 498	(7)	(2)
Inter-segment purchases	-	-	53	45	76	74	440	347	-	-
Operating, selling and general	694	483	151	95	178	119	318	261	47	8
Transportation	82	72	82	72	-	-	-	-	-	-
Exploration and predevelopment	59	47	54	47	5	-	-	-	-	-
Depreciation, depletion,
amortization and retirements	203	179	96	90	53	42	54	46	-	1
Interest on long-term debt	2	4	-	-	-	-	-	-	2	4
Other interest and financing charges	1	2	-	-	-	-	-	-	1	2
Total expenses	3 310	2 441	436	349	528	393	2 872	2 152	43	13
Earnings (loss)
Earnings (loss) before income tax	646	617	234	210	345	232	80	156	(13)	19
Current income tax	190	179	100	110	(1)	13	82	74	9	(18)
Future income tax	(1)	(13)	(23)	(29)	119	46	(83)	(32)	(14)	2
Total income tax	189	166	77	81	118	59	(1)	42	(5)	(16)
Earnings (loss)	457	451	157	129	227	173	81	114	(8)	35

SCL - 13

SEGMENTED INFORMATION (continued)

	Nine Months

			Exploration
	Total		& Production		Oil Sands		Oil Products		Corporate
($ millions) (unaudited)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Revenues
Sales and other operating revenues	10 146	8 136	1 644	1 554	987	709	7 486	5 847	29	26
Inter-segment sales	-	-	108	57	1 174	887	292	293	-	-
Dividends, interest and other income	205	76	25	5	132	31	16	15	32	25
Total revenues	10 351	8 212	1 777	1 616	2 293	1 627	7 794	6 155	61	51
Expenses
Cost of goods sold	5 703	4 293	-	-	547	405	5 151	3 885	5	3
Inter-segment purchases	-	-	164	118	198	216	1 212	903	-	-
Operating, selling and general	1 756	1 402	372	272	462	369	829	733	93	28
Transportation	247	231	247	231	-	-	-	-	-	-
Exploration and predevelopment	147	130	134	130	13	-	-	-	-	-
Depreciation, depletion,
amortization and retirements	566	526	268	268	156	122	141	135	1	1
Interest on long-term debt	6	14	-	-	-	-	-	-	6	14
Other interest and financing charges	3	8	-	-	-	-	-	-	3	8
Total expenses	8 428	6 604	1 185	1 019	1 376	1 112	7 333	5 656	108	54
Earnings (loss)
Earnings (loss) before income tax	1 923	1 608	592	597	917	515	461	499	(47)	(3)
Current income tax	441	532	242	296	51	27	285	233	(137)	(24)
Future income tax	82	(28)	(52)	(75)	272	123	(156)	(76)	18	-
Total income tax	523	504	190	221	323	150	129	157	(119)	(24)
Earnings	1 400	1 104	402	376	594	365	332	342	72	21

Total Assets	12 610	10 472	3 195	2 831	3 945	3 830	4 627	3 841	843	(30)

Capital Employed [1]	7 908	6 834	2 068	1 644	2 588	2 942	2 299	2 212	953	36

[1]Capital employed is the total of equity, long-term debt and short-term borrowings.

SCL - 14

(unaudited)

NOTE 1. ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Consolidated Financial Statements dated December 31, 2004, except as described in note 2 and note 3.

Certain other information provided for prior periods has been reclassified to conform to the current presentation.

NOTE 2. CHANGE IN ACCOUNTING POLICY

VARIABLE INTEREST ENTITIES

Effective January  1, 2005, the Corporation adopted Accounting Guideline 15, "Consolidation of Variable Interest Entities." The standard mandates that certain entities should be consolidated by the primary beneficiary. Accordingly, the Corporation has consolidated a lease arrangement for large mobile equipment (trucks, scrapers and shovels) used at the Athabasca Oil Sands Project's Muskeg River Mine.

The standard has been applied retroactively without prior period restatement of the financial statements. The  impact of this change on the September 30,  2005, Consolidated Balance Sheet is an increase in accounts receivable of $16 million, an increase in property plant and equipment of $178 million, a decrease in accounts payable of $27 million and an increase in long-term debt of $217 million. Adoption of this standard did not have a material impact on the Corporation's Consolidated Statement of Earnings and Retained Earnings.

NOTE 3. ACCOUNTING RECLASSIFICATION

In the third quarter of 2005 and for the comparative periods, the Corporation has reflected certain exploration expenses as a reduction of cash flow from operations. These expenses were previously reflected as investing activities in the Consolidated Statement of Cash Flow. The impact for the nine months of 2005 is a reduction of cash flow from operations of $67 million (2004 - $54 million) and, in the third quarter of 2005, a reduction of cash flow from operations of $30 million (2004 - $18 million).

NOTE 4. COMMON SHARES SPLIT

On June 21, 2005, the common shares of the Corporation were split on a three-for-one basis for shareholders of record on June 23, 2005.  Common share data and per share information have been restated to reflect the impact of the share split.

SCL - 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5. EARNINGS PER SHARE

	Third Quarter		Nine Months
	2005	2004	2005	2004

Earnings ($ millions)	457	451	1 400	1 104

Weighted average number of common shares (millions)	825	825	825	825

Dilutive securities (millions)
Options under Long Term Incentive Plan	11	6	9	6

Basic earnings per share ($ per share)	0.55	0.55	1.70	1.34
Diluted earnings per share ($ per share)	0.55	0.54	1.68	1.33

NOTE 6. EMPLOYEE FUTURE BENEFITS

The Corporation's pension plans are described in the notes to the Consolidated Financial Statements dated December 31, 2004.  The components of the total net benefit costs included in total expenses in the Consolidated Statement of Earnings are as follows:

	Third Quarter
	Pension Benefits		Other Benefits
($ millions)	2005	2004	2005	2004
Current service cost	9	8	1	1
Employee contributions	(1)	-	-	-
Interest cost	32	29	2	2
Expected return on plan assets	(34)	(32)	-	-
Amortization of transitional (asset) obligation	(9)	(9)	-	-
Amortization of net actuarial loss	18	17	-	1
Net (income) expense	15	13	3	4
Defined contribution segment	4	3	-	-
Total	19	16	3	4

	Nine Months
	Pension Benefits		Other Benefits
($ millions)	2005	2004	2005	2004
Current service cost	27	24	2	1
Employee contributions	(3)	(1)	-	-
Interest cost	96	88	7	8
Expected return on plan assets	(102)	(96)	-	-
Amortization of transitional (asset) obligation	(27)	(27)	1	1
Amortization of net actuarial loss	54	51	-	2
Net (income) expense	45	39	10	12
Defined contribution segment	10	9	-	-
Total	55	48	10	12

SCL - 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7. COMMON SHARES BUY-BACK

On April 30, 2004, Shell Canada Limited announced its intention to make a normal course issuer bid, to repurchase for cancellation up to one per cent of its issued and outstanding common shares as at April 27, 2004.  The bid began on May 4, 2004, and expired on May 3, 2005.  The bid was used to counter dilution resulting from the issuance of common shares under the Corporation's Long Term Incentive Plan.  Under this bid, a total of 3,557,241 shares were purchased and cancelled at market prices for a total cost of $88 million, which includes $34 million of shares purchased in 2005.

NOTE 8. ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

During the third quarter of 2005, the remaining $150 million balance under the accounts receivable securitization program was reduced to zero and the Corporation elected to terminate the program.  This contributed to the increase in accounts receivable on the Consolidated Balance Sheet as at September 30, 2005.

SCL - 17

Shell Canada Limited
FOR INFORMATION:
Investor Relations
Shell Canada Limited Shell Centre 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4 Telephone (403) 691-2175
www.shell.ca

SCL - 18